SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 6, 2006, as amended and supplemented by Amendment No.1 filed with the SEC on July 12, 2006, Amendment No. 2 filed with the SEC on July 14, 2006, Amendment No. 3 filed with the SEC on July 28, 2006 and Amendment No. 4 filed with the SEC on October 16, 2006 (as amended and supplemented, the “Statement”), by Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”) relating to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding common stock of the Company for $12.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006.
Item 4. The Solicitation or Recommendation.
     (d) Company Strategic Plan.
The Statement is hereby amended to replace the final sentence in the sixth paragraph in Item 4(d) with the following:
     “The Company also increased its guidance for 2007 as a result of positive trends in the business and the acquisition of Atlanta SharpTech. Although final budgets are not done until later in the year, current projections for 2007 have been increased to reflect positive trends in the business and benefits of the combination of Kasco and Atlanta SharpTech with earnings per share now in the range of $1.05 to $1.20, sales growing to between $195 million and $205 million and operating profit in the range of $13 million to $15 million.”
Item 9. Exhibits
Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

a(13)	Press Release, dated October 19, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION
By:	/s/ Luke E. Fichthorn III
	Name:	Luke E. Fichthorn III
	Title:	Chairman and Chief Executive Officer

Dated: October 20, 2006

EXHIBIT INDEX
The following exhibit is filed herewith:

Exhibit No.	Description

a(13)	Press Release, dated October 19, 2006.